FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 14 June 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc (the "Company")

Executive Director Change

GSK today announces that Dr Moncef Slaoui, Chairman, Vaccines, has indicated to the Board his intention to retire from the Company in 2017. The Board supports Dr Slaoui's decision and has agreed he will retire on 30 June 2017.

Dr Slaoui will remain a member of the Board until 31 March 2017. From 1 April 2017 until his retirement on 30 June 2017, he will serve as an advisor to both GSK and the Board. Dr Slaoui joined GSK in 1988 and the Board in 2006.

Philip Hampton, Chairman, GSK, said: "On behalf of the Board, I would like to thank Moncef for his great contribution to the company. He has been personally involved in the discovery and development of some of our most innovative vaccines and spearheaded the overhaul of GSK's pharmaceutical R&D. GSK has been fortunate to benefit from Moncef's considerable scientific and technical experience over many years and I'm pleased that during his remaining time, he will continue to provide this valuable expertise to the Company."

V A Whyte
Company Secretary

14 June 2016

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Jenni Ligday	+1 202 715 1049	(Washington, DC)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2015.

Registered in England & Wales: No. 3888792
Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 14, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc